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UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Sec Mail
Mail Processing
Section
FEB 28 2011
Washington, DC
109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 Fairview Road, Suite 200
(No. and Street)

Charlotte (City) N.C. (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Abbott, Jr. 704-523-0011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barham Guy & McKnight, P.A.
(Name – *if individual, state last, first, middle name*)

211 E. Six Forks Road, Suite 112 (Address) Raleigh (City) N.C. (State) 27609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018645

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
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OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of February 24, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TEINNIA E McDUFFIE
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires June 17, 2012

State of North Carolina
County of Mecklenburg
Sworn to and subscribed before me,
this 24 day of February 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.
& SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2010

South Atlantic Enterprises, Inc. & Subsidiary

Audited Consolidated Financial Statements
and Other Financial Information

For the year ended December 31, 2010

Contents

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

INDEPENDENT AUDITORS' REPORT

The Board of Directors
South Atlantic Enterprises, Inc.
Charlotte, North Carolina

We have audited the accompanying consolidated statements of financial condition of South Atlantic Enterprises, Inc., and subsidiary as of December 31, 2010 and the related consolidated statements of operations and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. and subsidiary as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary information is the responsibility of management and was derived from the same information used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the audited consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

February 23, 2011

SOUTH ATLANTIC ENTERPRISES, INC. & SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
For the year ended December 31, 2010

		2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$	527,545
Marketable securities		389,150
Total Current Assets		916,695
Total Assets	**$**	**916,695**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts Payable	$	490
Due to Stockholder		5,580
Total Current Liabilities		6,070
Stockholder's Equity:		
Common Stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding	$	100
Retained Earnings		642,505
Net unrealized gains on marketable securities		268,020
Total Stockholder's Equity		910,625
Total Liabilities and Stockholder's Equity	**$**	**916,695**

See Accountants' Report and Notes to Consolidated Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC. & SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2010

		2010
REVENUES		
Management & investment advisory income	$	132,539
EXPENSES		
Contract Labor	$	525
Taxes and licenses		1,348
Office expense		2,763
Telephone		1,038
Rent/occupancy		9,631
Legal and accounting		5,272
Travel		3,833
Meals and Entertainment		454
Miscellaneous expense		318
Insurance		-
Dues and publications		2,168
Interest		9
Total Expenses	$	27,359
OPERATING INCOME/(LOSS)	**$**	**105,180**
Other income (expense)		
Dividends and interest		2,996
Gain/(loss) on sale of securities		-
Total Other Income	$	2,996
NET INCOME/(LOSS)	**$**	**108,176**
Beginning Retained Earnings	**$**	**615,269**
Shareholder distributions		(80,940)
Ending Retained Earnings	**$**	**642,505**

See Accountants' Report and Notes to Consolidated Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC. & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$	108,176
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expense/deposit		390
Net cash provided (used) by operating activities	**$**	**108,566**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds from sale and maturity of investments and purchase of investments	$	297,036
Net cash provided (used) by investing activities	**$**	**297,036**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	$	(80,940)
Net cash provided (used) by financing activities	**$**	**(80,940)**
NET INCREASE (DECREASE) IN CASH	$	324,662
Cash and cash equivalents at beginning of year	$	202,883
Cash and cash equivalents at end of year	**$**	**527,545**

SUPPLEMENTAL DISCLOSURES	2010
Cash paid during the year for:	
Interest expense	9
Income taxes	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accountants' Report and Notes to Consolidated Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC. & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of South Atlantic Enterprises, Inc. (the company) and its wholly owned subsidiary, SAE Coal LLC. All significant intercompany accounts and transactions have been eliminated.

Nature of operations

The company and its subsidiary generate its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies. Substantially all of the assets and liabilities and expenses presented in the consolidated financial statements are attributable to the company. Revenue presented in the consolidated financial statements is attributed to the affiliate, SAE Coal, LLC, which is owned in its entirety by South Atlantic Enterprises, Inc.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 – MARKETABLE DEBT AND EQUITY SECURITIES

Cost and fair value of marketable debt and equity securities at December 31, 2010 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2010				
Marketable debt & Equity securities	$121,130	$268,020		$389,150

The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Unrealized holding gains on securities available for sale in the amount of $268,020 has been credited to stockholder's equity for the year ended December 31, 2010.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2010, not to exceed certain established statutory limits. There were no contributions in 2010.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the company had net capital of $841,736. This amount exceeded the required net capital by $836,736. The company's aggregate indebtedness to net capital was .0072 for the year ended December 31, 2010.

NOTE 6 – LEASING ARRANGEMENT

The company conducts its operations from office space that is leased under an operating lease currently set to expire on January 1, 2011. The future minimum rental and service payments under the operating lease is $0 for the year ending December 31, 2011.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC. & SUBSIDIARY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2010

		2010
TOTAL STOCKHOLDER'S EQUITY	$	910,625
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		-
TENTATIVE NET CAPITAL		910,625
Haircut on securities		(68,889)
NET CAPITAL	**$**	**841,736**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		6,070
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		0.72%
MINIMUM NET CAPITAL REQUIRED		5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		836,736
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		840,535
Audit adjustment and rounding (no material difference)		1,201
NET CAPITAL PER ABOVE	**$**	**841,736**

See Accountants' Report and Notes to Consolidated Financial Statements.

BG&M

BARHAM GUY & MCKNIGHT, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To the Board of Directors
South Atlantic Enterprises, Inc.
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of South Atlantic Enterprises, Inc. & Subsidiary for the year ended December 31, 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by South Atlantic Enterprises, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because South Atlantic Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by South Atlantic Enterprises, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of South Atlantic Enterprises, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which South Atlantic Enterprises, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that South Atlantic Enterprises, Inc.'s practices and procedures were adequate at December 31, 2010 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

February 23, 2011